Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

American Airlines U.S. AIRWAYS The new American is Arriving February 14, 2013

Important Information for Investors and Stockholders Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction. American Airlines U.S. AIRWAYS

Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. American Airlines U.S. AIRWAYS

Introducing the New American Airlines • Creates a premier global carrier • 6,700 daily flights to 336 destinations in 56 countries • The new American will be part of the oneworld® Alliance with more than two dozen airline partners • Offers consumers more choices and better service • A more robust global network with the ability to connect more passengers to more places • Additional investments in products and services to improve travel experience • Improved loyalty benefits by expanding opportunities to earn and redeem miles • Highly competitive for global corporate accounts • Expects to maintain all existing hubs and service to all destinations • Chicago, Charlotte, Los Angeles, Philadelphia, Dallas/Ft. Worth, Phoenix, Miami, New York, Washington, D.C. (DCA) • Significant benefits for employees • New precedent for labor/management partnership within airline industry • American unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols • Creates greater career opportunities for employees over the long term American Airlines U.S. AIRWAYS

Merger Creates Significant Value Ownership Corporate Structure • All-stock transaction • Airline Name and Brand: American Airlines • Combined 2012 revenue of $38.7 billion • Holding Co: American Airlines Group Inc. • Ownership: • 72% AMR stakeholders • 28% LCC shareholders Corporate Presence Management and Board Structure • Tom Horton: Chairman • Headquartered in Dallas-Fort Worth • Doug Parker: CEO • Maintain a significant corporate and • Board comprised of 5 AMR creditor operational presence in Phoenix representatives, 3 current AMR directors, 4 US Airways representatives • Best of both executive teams American Airlines U.S. AIRWAYS

Global Network Carrier 2012 Consolidated Available Seat Miles Source: Full Year 2012 Consolidated ASMs, as reported Southwest and others also provide competition in the marketplace Combination will create three similarly sized, competitive global network carriers American Airlines U.S. AIRWAYS

World-Class Global Network Canada ? 9 Destinations? 30 Routes Asia/Pacific ? 5 Destinations Mexico? 8 Routes? 20 Destinations? 42 Routes Europe / Middle East ? 21 Destinations? 52 Routes Central America ? 10 Destinations? 22 Routes Caribbean ? 32 Destinations? 93 Routes South America ? 21 Destinations? 34 Routes Diio 2013 published schedules as of January 25, 2013 American Airlines U.S. AIRWAYS

Complementary Domestic Network Domestic Network 218 Destinations 682 Routes Diio 2013 published schedules as of January 25, 2013 American Airlines U.S. AIRWAYS

American and US Airways Bring Unique Destinations to Each Other's Customers

North America

Abilene, TX
Alexandria, LA
Amarillo, TX
Aspen, CO
Beaumont/Pt. Arthur, TX
Bloomington, IL
Brownsville, TX
Cedar Rapids, IA
Champaign, IL
College Station, TX
Colorado Springs, CO
Columbia, MO
Columbus, GA
Corpus Christi, TX
Dubuque, IA
Evansville, IN
Fargo, ND
Flint, MI
Fort Smith, AR
Fort Wayne, IN
Garden City, KS
Grand Island, NE
Grand Rapids, MI
Green Bay, WI
Gunnison, CO
Houston-Hobby, TX
Jackson Hole, WY
Shreveport, LA
Sioux City, IA
Sioux Falls, SD
Joplin, MO
Kalamazoo, MI
Killeen, TX
La Crosse, WI
Lafayette, LA
Lake Charles, LA
Laredo, TX
Lawton, OK
Longview, TX
Lubbock, TX
Madison, WI
Manhattan, KS
Marquette, MI
McAllen, TX
Midland/Odessa, TX
Moline, IL
Monroe, LA
Montrose, CO
Oklahoma City, OK
Peoria, IL
Rapid City, SD
Rochester, MN
Roswell, NM
San Angelo, TX
Santa Fe, NM
Springfield, IL
Springfield, MO
Steamboat Springs, CO
Texarkana, AR
Toledo, OH
Traverse City, MI
Tulsa, OK
Tyler, TX
Vail/Eagle, CO
Waco, TX
Waterloo, IA
Watertown, NY
Wausau, WI
Wichita Falls, TX
Wichita, KS
Kitchener, ON
Aguascalientes, MX
Chihuahua, MX
Leon/Guanajuato, MX
Morelia, MX
Monterrey, MX
Puebla, MX
Queretaro, MX
San Luis Potosi, MX
Torreon, MX
Veracruz, MX
Akron/Canton, OH
Albany, NY
Allentown, PA
Asheville, NC
Augusta, GA
Bakersfield, CA
Bangor, ME
Binghamton, NY
Boise, ID
Burbank, CA
Burlington, VT
Daytona Beach, FL
Elmira, NY
Erie, PA
Fayetteville, NC
Flagstaff, AZ
Florence, SC
Greenville, NC
Hilton Head Island, SC
Huntington, WV
Ithaca, NY
Jacksonville, NC
Long Beach, CA
Long Island-Macarthur, NY
Lynchburg, VA
Manchester, NH
Martha's Vineyard, MA
Melbourne, FL
Myrtle Beach, SC
Nantucket, MA
New Bern, NC
New Haven, CT
Newburgh, NY
Newport News, VA
Oakland, CA
Portland, ME
Providence, RI
Roanoke, VA
Salisbury, MD
San Luis Obispo, CA
Sarasota/Bradenton, FL
Spokane, WA
State College, PA
Tri-Cities, TN
Wilkes-Barre/Scranton, PA
Williamsport, PA
Wilmington, NC
Yuma, AZ
Edmonton, AB
Halifax, NS
Quebec, QX
Hermosillo, MX
Manzanillo, MX

Asia/Pacific

Beijing, CN
Seoul, KR
Shanghai, CN
Tokyo-Haneda, JP
Tokyo-Narita, JP

Europe / Middle East

Amsterdam, NL
Athens, GR
Brussels, BE
Glasgow, GB
Lisbon, PT
Munich, DE
Shannon, IE
Venice, IT
Tel Aviv, IL
Dusseldorf, DE
Helsinki, FI
Milan, IT

Central America

Guatemala City, GT
Managua, NI
Panama City, PA
Roatan, HN
San Pedro Sula, HN
San Salvador, SV
Tegucigalpa, HN

South America

Asuncion, PY
Belo Horizonte, BR
Bogota, CO
Brasilia, BR
Buenos Aires, AR
Cali, CO
Caracas, VE
Guayaquil, EC
La Paz, BO
Lima, PE
Manaus, BR
Maracaibo, VE
Medellin, CO
Montevideo, UY
Quito, EC
Recife, BR
Salvador, BR
Santa Cruz, BO
Santiago, CL

Caribbean

Curacao, CW
Dominica, DM
Fort De France, MQ
George Town, BS
Grenada, GD
Kingston, JM
La Romana, DO
Marsh Harbour, BS
North Eleuthera, BS
Pointe A Pitre, GP
Port Au Prince, HT
Port Of Spain, TT
Puerto Plata, DO
Santiago, DO
Tortola, VG

130 Cities served by American but not by US Airways
62 Cities served by US Airways but not by American

Diio 2013 published schedules as of January 25, 2013

American Airlines

9

US AIRWAYS

Significant Benefits for Flyers • Increased comfort and connectivity • Continued investments in technology, products, and services • New aircraft to feature: • Advanced in-seat inflight entertainment systems • Inflight Wi-Fi connectivity • “Main Cabin Extra” seating • New transcontinental and international widebody aircraft will feature lie-flat, all-aisle access premium class seats American Airlines U.S. AIRWAYS

Right Aircraft in the Right Place at the Right Time + Mainline Fleet Narrowbody 487 314 801 Widebody 121 26 147 Total Mainline 608 340 948 Regional Fleet 281 282 563 Total 889 622 1,511 In-Service Aircraft at year-end 2012; includes aircraft operated by other airlines under capacity purchase agreements The new American Airlines will have one of the most modern and efficient fleets in the industry American Airlines U.S. AIRWAYS

Roadmap to Completion Target closing and emergence in the third quarter 2013 Key conditions • Stakeholder Approval of Plan of Reorganization and Court Confirmation by the U.S. Bankruptcy Court for the Southern District of New York • Regulatory approvals and customary closing conditions • Approval by US Airways shareholders • No financing condition or consents or approvals required from labor unions In the meantime • Business as usual at US Airways, contracts and codeshares remain unchanged. No decisions around Sabre, Shares, PRISM or other systems. • Dividend Miles are safe and frequent flyers can continue to earn and redeem miles with US and our Star Alliance partners • We will keep you updated as soon as we know more. Visit these sites for more: usairways.com/arriving and newamericanarriving.com. American Airlines U.S. AIRWAYS